2024 REPORT

# Cornbread Hemp®


CORNBREAD

LETTER

## Dear investors,

As co-founders of Cornbread Hemp, we just want to express gratitude to all our Wefunder investors and the Wefunder team. Starting with our 2020 convertible note during the peak of COVID and continuing through the end of our seed round in 2023, Wefunder investors stepped up to support our mission. With your support, we have grown into a national leader in the hemp industry with a national profile in the cannabis industry as a whole. The Inc. 5000 named Cornbread Hemp the #122 fastest growing company in America with almost 3,000% growth from 2021 to 2023, and Forbes just named Cornbread to its annual Forbes 42.0 list of the 42 most innovative companies in the cannabis industry. We are thrilled to share these accolades with our Wefunder community because your support of our vision helped get us here! - Eric Zipperle and Jim Higdon

**We need your help!**

Investors can support Cornbread in some fun ways this year. First, for investors in the Southeastern US, please ask your favorite package liquor stores to carry Cornbread Hemp THC seltzers. As of April, we are currently in distribution in Kentucky and Alabama, and growing throughout the Southeast. Additionally, Cornbread is facing policy challenges in state legislators across the country. Investors should engage with their state and federal representatives to tell them that hemp products like Cornbread's gummies and beverages should be regulated fairly and not banned or forced into a state's cannabis dispensary system.

Sincerely,

*Jim Higdon*

Co-founder & CCO

*Eric J. Zipperle*

vice president

# How did we do this year?

## REPORT CARD



## ☺ The Good

We sustained our revenue growth.

We completed our first year of profitability.

We completed our vertical integration with our new facility.

## ☹ The Bad

We experienced construction delays.

Our fundraising ended below target.

We continue to deal with state and federal policy uncertainty.

# 2024 At a Glance

## January 1 to December 31



**$21,025,961 +76%**

Revenue



**$848,506**

Net Profit



**$1,127,611 +145%**

Short Term Debt



**$2,680,000**

Raised in 2024



**$2,008,059**

Cash on Hand

As of 03/31/25



INCOME BALANCE NARRATIVE

Revenues
Profit
$21,025,961
$11,972,997
$848,506
-$848,407
2023
2024

Net Margin: 4% Gross Margin: 75% Return on Assets: 14% Earnings per Share: $0.95

Revenue per Employee: $344,688 Cash to Assets: 38% Revenue to Receivables: 12,626 Debt Ratio: 72%

CBH_Financials_2022_thru_2024__Wefunder_.pdf

# We ❤ Our 1,150 Investors



Thank You For Believing In Us

# Thank You For Believing In Us

| | | | | | |
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| Jesse Spears | Jeannine A Henry | Jim Wahl | Susan Baklow Coxe | Jerome Mergado | Roger Coates |

| | | | | | |
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| Jesse Spears | Jeannine A Henry | Jim Wahl | Susan Bakley Coxe | Jerame Morgado | Roger Coates |
| Alston Kaleohano | Greg B. | Judy Semple DECHALUS | Mario Hernandez | John R Rust | Lona Charles |
| Howard Bell | Richar G. Davis | Karen Hernandez | Steven Darbant | Timothy Carney | Angel Investments |
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| Taber Baise | Vinodh Rajagopalan | Vignesh Kumar… | William Berard | Stephen H Quinn Jr | David Allen Carlson |
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| Sabrina M McClendon | Brian Mabie | Karthik Thenkondar | Gopalakrishnan… | Beverly Marable | Christie Sendbo |
| Fritz Allard | Michael Tallo | Dale Richardson | Warren Miller | Russ Nehmer | Matthew N Gwin |
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| Michael Ratcliffe | Chad N Ava Vickrey | Antonio Gaeth | Christopher Thomas | William Johnson, IV | Michael Morreale |
| Paul Sachs | Kerby Scales | Mark Powell | Michael Wallis Jr | Jolissia A Thomas | Alan Coleman |
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| Ramzia Possani | Erica Warren | Matthew Hendricks | Jimmy Roger Leake | Kelli Oldham | Jonathan ROLLIER |
| Becky M King | Brian Wise | Paul F Miles | Ken Rudominer | Derek Sherrod | Gregory Pugh |
| Karen Chaffins | Andrew Mcdougal | Barbra Wysoske | Zuri Jackson | Elizabeth Johnston | Hillary Arrow Booth |
| Julie Linn Cain | Lindsay Fouts | Michael Sanderson | Pamela Dube | Lauren Bender | Patricia Fromer |
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| Michael Graham | Philip LaTessa | Keturah Herron | Vincent Mach | Celene Lew | Clarence Addo-Yobo |
| Joseph Houck | Diane Kestner | Anna Jasinski | Franklin Persinger | Eric Hoxie | Connie Lynch |
| Lane Van Pelt | Michael Collins Sr. | Jill Call | Yohancef Dawit Chin | Judith A Neff | Guy Peifer |
| Kevin Jameson | John Hutchens | Dan Gunnells | Rhonda Aiello | Jori Schellenberger | David Yerushalmi |
| Kathleen Bowe Crenshaw | Robert M Vincent | Dave Williams | Tammy Early | Michael Boulia | Kristal Matthews |
| Kathrine Angyal | Danny Boggess | Lois Esrey | John F Walt | Leah Rego | Constance A Dysert |
| Sheilah Wells | Stephane Bille-Volkenborn | Hubert G. Smits | Linda Peacerider | Michele Herrold | Steve Coleman |
| Andrea Angwin | Alyssa Hislop | Mary Antrim | Mary Dickinson | Rohit MOGHE | Buzzy Williams |
| Theresa Wells | Joey Campbell | Deborah Patrick | Byron Underwood | Amy Howls | William R BARNHART |
| Lisa Smith | Jun Lan Lyu | Lincoln M Gaffney | Tim Calloway | Max Bastow | Danny Lindley |
| Jim Bellis | Atilla Korkut | Brittany D | Anita Knott | Denise Reed | Alan Rosenberg |
| Randolph Burns | Daniel Whitt | Kevin Schweitzer | Susan Stewart | Kevin R Kingsbury | Robert Mantooth |
| Nick Hartleb | Sherry James | Cynthia Bell | Gary Lentz | Seth Ayers | Carol E Brietzke |
| Craig Wallace | Suzanne Puls | Lisa Ferris | Michael Trimble | Sherry Burgess | Jennifer Henry |
| Larry L GILL | Yolonda Broughton | Linda Dubourg | Shawn Roberts | Angela Sanders | Steven Skelton |
| Charles Rutherford | My Dung Do | Edward Kelly Medlock | David Hall | Handers M | Phyllis Wachter |
| Jack Brockman | Netanel Polonsky | Anthony Stilz | John C. Nelson | Pablo Vasquez | Sal Bucceri |
| Ifeamalume C. Ezeamuzie | Tanicia Trotter | Jay Ecleberry | Pratik Bengali | Natalie Gilbert | Aaron Bendix-Balgley |
| William Buckley | Joseph RUDDER | Orlando Ganon | James P Langham | Kathleen Bosche | Kim Hamilton |
| Stephen Miller | James Huckert | John Sullivan | S S | Rebecca Thompson | Mitko Bojcev |
| Richard Otto | Albert J O'donnell III | Rodney Shuffett | Jane Gareri | Elizabeth Jones | Phyllis D. Fuller |
| Michael Lilley | Michael Conroy | Gary STEWART | Melinda Bradley | Kent Hall | Tina Metzer |
| Angel Pena | Ike Gaa | Dirk Bartley | Elizabeth Rounsavall | Brandon Luken | Mitchell Walrath |
| The Daniels | Mno Enterprise | Michael Silic | Mary Susan Rubio | Zachary Gragg | David L Miller |
| Gerardo Martinez | Jack Spain | Sarah G Mudd | Abdelnaby Gagy | Hareesha… | Scott Vanderlinden |
| Ingrid Friedman | Len Szalai | Bonnie Forsythe | Justin Renfro | | |

# Thank You!

## From the Cornbread Hemp® Team



### Eric Zipperle in

Co-founder & CEO

As co-founder and CEO of Cornbread Hemp, Eric wears many hats, including chief financial officer and chief marketing officer. Before Cornbread, Eric launched



### Jim Higdon X in

Co-founder & CCO

As co-founder and chief communications officer, Jim uses his reporting background to expand Cornbread Hemp's reach through PR, affiliate marketing, and

two e-commerce startups, with an MBA a…

fundraising. He holds degrees from Cent…



### Jon Katz

Marketing Board Advisor

As the Chief Marketing Officer of Fanchest, Jon oversaw the startup's growth from $100K to $10M over three years before his exit in 2019. He is…



### Dr. Leslie Mudd

Pharmaceutical & Medical Research Board Advisor

Dr. Mudd led the oncology pharmacy team at the Brown Cancer Center at the University of Louisville Hospital. She advises the Cornbread leaders…



### Tanya Hahn

Wholesale Manager

Tanya comes to Cornbread with experiencing launching new products into Kroger and Whole Foods. To date, her biggest accomplishment at…



### Melissa Ryan Chipman

Customer Service and Community Engagement

With experience in other Louisville-based start-ups, Melissa has taken the lead in our category-leading customer service department and community…

Kait Flora

### Kait Flora

E-Commerce Manager

Kait covers a wide range of IT duties at Cornbread, from e-commerce platform maintenance to SEO optimization to customer experience.

Frida Gonzalez May

### Frida Gonzalez May

Graphic Designer

Frida is Cornbread Hemp's rock star graphic designer, responsible for too much to list here. Check out the hero image on the Cornbread Hemp…



### Karson Theobald

Inventory/Merchandising Manager

Karson came to Cornbread with a wealth of experience working in the legal cannabis market in Oregon, where she learned unique systems …



### Dan Aziz in

Advisory Board

Dan is the founder and CEO of a CPG, DTC focussed brand, for the past 10 years. There he raised over $13 million from Angels, PE and VC.…



### James Reid

Brand Director

James is a Gold Clio award-winning producer, whose expertise ranges from feature documentaries to brand development to commercials for glo…



### Donald C Freytag in

Advisor and EOS consultant

Don helps the Cornbread leadership team implement the Entrepreneur Operating System as designed by Gino Wickman's Traction book.

### Mandy Bliss

### Mandy Bliss

Advisor and Nurse Practitioner

Mandy Bliss is a board-certified nurse practitioner who advises the leadership team on trends in nursing practices related to cannabinoid…

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| James C. Higdon, III | Chief Communications Officer @ Cornbread Hemp | 2019 |
| Eric J. Zipperle | CEO @ Cornbread Hemp | 2019 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| James C. Higdon, III | Vice President | 2019 |
| Eric J. Zipperle | President   CEO | 2019 |

## Voting Power ❔

| Holder | Securities Held | Voting Power |
|---|---|---|
| James C. Higdon, III | 287,712 Common | 44.4% |
| Eric J. Zipperle | 287,712 Common | 44.4% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 01/2019 | $100,000 | Common Stock | Section 4(a)(2) |
| 05/2020 | $4,437 | | Other |
| 06/2020 | $54,200 | | Other |
| 10/2020 | $392,871 | | 4(a)(6) |
| 04/2021 | $100,000 | | Other |
| 12/2021 | $369,650 | | Other |
| 06/2022 | $150,000 | | Other |
| 09/2022 | $300,000 | | Other |
| 10/2022 | $900,000 | | Other |
| 12/2022 | $1,675,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 03/2023 | $324,994 | | 4(a)(6) |
| 03/2024 | $145,000 | | Other |
| 12/2024 | $635,000 | | Other |
| 12/2024 | $1,900,000 | | Regulation D, Rule 506(b) |

*The use of proceeds is to fund general operations.*

## Convertible Note Outstanding

| Issued | Amount | Interest | Discount | Valuation Cap | Maturity |
|---|---|---|---|---|---|
| 12/31/2024 | $1,900,000 ❓ | 10.0% | 10.0% | $45,000,000 | 10/05/2025 |

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| U.S. Treasury ❓ | 05/01/2020 | $4,437 | $0 ❓ | 0.0% | 07/12/2021 | |
| U.S. Small Business Administration ❓ | 06/09/2020 | $54,200 | $0 ❓ | 3.75% | 06/09/2050 | Yes |
| Lawrence Doyle ❓ | 04/15/2021 | $100,000 | $0 ❓ | 0.0% | 04/15/2024 | Yes |
| Wayflyer ❓ | 12/20/2021 | $369,650 | $0 ❓ | 3.25% | | |
| Lawrence Doyle ❓ | 06/30/2022 | $150,000 | $0 ❓ | 10.0% | 06/30/2023 | |
| Gill Holland ❓ | 09/20/2022 | $300,000 | $300,000 ❓ | 7.0% | 09/30/2025 | Yes |
| Henry Scott Baesler ❓ | 10/04/2022 | $900,000 | $265,977 ❓ | 6.0% | 09/30/2025 | Yes |
| Republic Bank ❓ | 03/13/2024 | $145,000 | $116,166 ❓ | 8.65% | 03/12/2028 | Yes |
| Small Business Administration ❓ | 12/20/2024 | $635,000 | $635,000 ❓ | 8.65% | 12/20/2029 | Yes |

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common | 1,000,000 | 647,352 | Yes |
| Preferred | 1,000,000 | 243,336 | No |

Warrants: 0
Options: 108

## Form C Risks:

Restrictions on Promoting CBD Products. The FDA and the pharmaceutical industry have grown increasingly concerned at the proliferation of CBD products claiming to treat or cure certain diseases or conditions. Existing and future restrictions and controversies over what legally can and cannot be said about a CBD product could have a chilling effect on sales and could expose the Corporation to litigation. Furthermore, the lack of FDA regulations and the delay in enacting these regulations could suppress the growth of the CBD market generally, which could negatively impact the Corporation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Marketing Risks. To date, CBD companies have been unable to take advantage of certain marketing tools like Google Adwords and Facebook Ads. Because of the nature of business of hemp companies, large corporations like Facebook and Google have refused to allow the marketing of such products. As such, there can be no assurance that the rules related to the current marketing model (Instagram) will not change. As the market changes every day, new rules and regulations are being implemented that could have a negative effect on the changes every day, new rules and regulations are being implemented that could have a negative effect on the Corporation and its profitability.

Reliance on the Management Team. The Corporation will be managed by Eric J. Zipperle, as President, and James Cecil Higdon, III, as Vice President (the "Management Team"). The Corporation's future profitability will depend largely upon the business acumen of the Management Team generally, and the President specifically. The President has the power to fill any vacancies caused by the death, disability, or resignation of a member of the Management Team. Although additional persons may join the Corporation's Management Team, the Corporation's success is dependent in part on the continued availability to the Corporation of the services of the President. Likewise, the Corporation's success will depend, to a great extent, on the judgment and ability of the Management Team and its key personnel. The loss of the services of a member of the Management Team could have a materially adverse effect on the ability of the Management Team to successfully manage the Corporation's business.

Role of Marketing Professionals. The success of the Corporation will depend in part upon the skill and marketing expertise of the Corporation's marketing professionals. There can be no assurance that such professionals will continue to be associated with the Corporation throughout the life of the Corporation or that replacements will perform well.

Insolvency and Lack of Liquidity. For a variety of reasons, it is possible that the Corporation may run out of cash prior to reaching a sales volume that yields sufficient cash inflow to pay the Corporation's debts and expenses as they come due in the ordinary course of business.

Public Benefit Corporation Risks. The Corporation is a public benefit corporation, meaning the Corporation takes into account the interest of all stakeholders, not just shareholders. As such, the Corporation will make decisions based on the morality and efficacy of the issue at hand, and not necessarily the profitability of such decisions. Therefore, there can be no assurance that the Corporation will continue to remain profitable after its social initiatives are accounted for and realized.

Dilution from Issuances of Additional Stock. If the Corporation issues additional shares of its stock other than in accordance with existing ownership percentages, a Shareholder's ownership interest in the Corporation will be diluted.

No Market for Stock; Restrictions on Transfers. Stock in the Corporation has not been registered under the 1933 Act, the securities laws of any U.S. state or the securities laws of any other jurisdiction and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act and other applicable securities laws, or an exemption from registration is available. The Corporation does not contemplate making a registration under the 1933 Act or other securities laws. There is no public market for Stock in the Corporation, and one is not expected to develop. A Shareholder will not be permitted to assign, sell, exchange or transfer any of the Shareholder' Stock, except as provided in the Shareholder Agreement. Shareholders must be prepared to bear the risks of owning Stock for an extended period of time.

No Assurance of Investment Return. The Corporation cannot provide assurance that the Corporation will be profitable, that it will be able to generate returns for its Shareholders, or that the returns will be commensurate with the risks of investing in the Stock. There can be no assurance that any Shareholder will receive any distribution from the Corporation. Accordingly, an investment in the Corporation should only be considered by persons who can afford a loss of their entire investment.

Hemp Industry Risks Generally. The Corporation's business will be subject to the risks inherent in the ownership and operation of hemp-related business. These risks include, but are not limited to, those associated with the burdens of ownership of a hemp related business; general and local economic conditions; changes in supply of and demand for hemp and hemp CBD products (as a result, for instance, of a market collapse); the financial resources of consumers; changes in hemp policy, environmental and other laws; supply shortages; various uninsured or uninsurable risks; natural disasters; changes in government regulations (such as shipping hemp products across state lines); changes in hemp related taxes; negative developments in the economy that depress buying activity; environmental liabilities; terrorist attacks; war; and other factors that are beyond the control of the Corporation's board of directors and officers ("Company Management").

Supply Chain Risks. Although the supply chain for the Corporation's products is largely contained within the Commonwealth of Kentucky, it does receive its labeling and packaging from vendors elsewhere in the United States. Additionally, the containers used by the Corporation for its product packaging (glass bottles, glass jars, plastic lids) are procured through the global supply chain. Certain disruptions of the global supply chain could affect availability and pricing of these materials.

Potential Regulation of the Hemp Industry. There has not been any significant discussion recently regarding enhanced governmental scrutiny and/or increased regulation of the hemp industry. However, it is uncertain what form and in what jurisdictions such enhanced scrutiny, if any, ultimately may take. As a result, there can be no assurance that the foregoing will not have an adverse impact on the Corporation or otherwise impede the Corporation's ability to effectively achieve its business objectives.

Problems with Shared State-Federal Regulatory Power. The Farm Bill contemplates the ability of a state government and the federal government to cooperate and effectively work together to facilitate the growth and maintenance of the CBD industry. Delays and breakdowns at the federal level, state level or both could adversely affect the Corporation.

Backlash from the Healthcare Industry. Existing players in the U.S. healthcare system who could lose sales volume or revenues due to increased sales of CBD products pose a continuing short-term and long-term threat to the CBD industry because of their tremendous financial resources and lobbying capabilities.

General Economic Conditions. The hemp industry generally and the success of the Corporation's business activities both will be affected by general economic and market conditions, as well as by changes in laws and national, international and state political and socioeconomic circumstances. A sustained downturn in the United States or global economy (or any particular segment thereof) could adversely affect the Corporation's profitability or impede the Corporation's ability to maintain or continue any growth in sales.

Market Conditions. The Corporation's strategy may be based, in part, upon the premise that qualifying hemp will be available for purchase by the Corporation at a price that the Corporation considers favorable. Further, the Corporation's strategy relies, in part, upon local hemp farmers outperforming other geographical areas. No assurance can be given that hemp CBD will always be obtainable at favorable prices or that the market for such hemp will hold in value, as the case may be, since this will depend, in part, upon events and factors outside the control of the Corporation.

Highly Competitive Market. The activity of buying a large amount of hemp CBD inventory for resale is highly competitive and involves a high degree of uncertainty. The Corporation will be competing for customers with other local and national hemp CBD brands, as well as the numerous large players that continue to enter the market every day. Hemp CBD is a limited commodity, and there can be no assurance that a large-scale retailer will not buy the entire supply, leaving small businesses out of business. There can be no assurance that governmental intervention into the market will not have a negative impact on the profitability and success of the Corporation.

Taxation and Other Causes of Price Increases. Federal, state and local governments may create and assess new forms of taxes on the sale, processing and/or storage of hemp and CBD products, thereby making the cost to the consumer prohibitive. As witnessed in the domestic tobacco industry, these taxes could substantially decrease the demand for the Corporation's products. Furthermore, because the Corporation anticipates selling a substantial portion of retail products to millennials, any factor that adversely impacts a millennial's disposable substantial portion of retail products to millennials, any factor that adversely impacts a millennial's disposable income could adversely impact the Corporation. Additionally, inflation and inflationary pressures in the economy could cause an increase in costs for materials and ingredients for the Corporation and decreased consumer confidence which could negatively impact the Corporation's growth.

Unavailability of Insurance against Certain Catastrophic Losses. The Corporation intends to maintain property, commercial general liability and workers compensation insurance with limits and policy specifications that Company Management believes are customary for this industry. However, certain losses of a catastrophic nature, such as wars, natural disasters, terrorist attacks or other similar events, may be either uninsurable or, insurable at such high rates that to maintain such coverage would cause an adverse impact on the related Investments. In general, losses related to terrorism are becoming harder and more expensive to insure. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can increase greatly the total costs of casualty insurance for a property. As a result, the Corporation's business and properties may not be insured against terrorism.

Environmental Liabilities. The Corporation may be exposed to substantial risk of loss arising from the selling CBD products having undisclosed or unknown environmental, health or occupational safety issues, or arising from inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various federal, state and local laws, ordinances and regulations, an owner of a hemp related business potentially may be liable to consumers purchasing products made from affected hemp. Such laws may now or hereafter impose joint and several liability, which can result in a party being obligated to pay for greater than its share, or even all, of the liability involved. Such liability also potentially could be imposed without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell hemp products or to borrow funds using inventory as collateral, which could have an adverse effect on the Corporation's returns. The Corporation is also at risk of any catastrophic environmental event that may lead to a shortage of Kentucky grown hemp that would be detrimental to the availability of Cornbread CBD products.

Banking Risks. There have been many stories of certain banks suddenly shutting down and freezing certain accounts. A financial event may occur that will negatively impact the operation of the Corporation and its profitability. Such risks include having funds frozen by the Corporation's bank, shutting down the payment processor so that transactions fail to process, and charging higher prices to provide banking and financing services that may be out of the realm of profitability for the Corporation. Additionally, the Corporation may find it difficult to secure financing from traditional banking institutions because of the banking industry's skepticism of the CBD industry and insufficient collateral.

Trademark Risks. The U.S. Patent and Trademark Office does not issue patents or trademarks to hemp CBD businesses, citing the lack of regulations from the U.S. Food and Drug Administration. The Corporation has filed a trademark application for "Cornbread" and is the first company to do so. However, this proper filing of the appropriate paperwork might not prevent the Corporation from being forced to defend its exclusive use of the word "Cornbread" on consumer packaged goods.

Certification Risks. The Corporation holds a certificate from the USDA National Organic Program. The Corporation's good standing with consumers depends in part on maintaining this certification. In the past, the Corporation successfully defended itself against complaints made by competitors to the USDA organic program. Should the Corporation lose the ability to market itself as USDA organic, its revenues and profitability could suffer. This is also true of any other certification of license that the Corporation may receive in the future, including but not limited to: B Corp certification, GMP certification, hemp processor license, food safety certification, Leaping Bunny certification, etc.

Reliance on Third Party Growers. The Corporation will not grow hemp, and therefore the Corporation will rely upon licensed farmers to grow and provide the hemp. There can be no assurance that these farmers will be able to produce hemp in any given season, that they will comply with applicable laws, that they will be able to produce consistent, high quality hemp, or that they will sell an adequate supply of hemp to the Corporation's processors. Farmland availability, farmer availability, weather conditions, insects, human error, and government regulation and intervention are among many factors that could limit the production of hemp. Excessive demand for hemp by competitors, exclusive supply contracts with competitors, and high crop prices are among many factors that could impact the ability of the Corporation's processors to obtain the hemp raw material they need to produce their products. Furthermore, every hemp plant is different, and therefore every batch of hemp CBD products will be different. Thus, consistency in quality of both the hemp and the CBD product could be a problem.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or



as part of an offering registered with the U.S. Securities and Exchange Commission, or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.



## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Cornbread CBD, PBC

Kentucky Public Benefit Corporation
Organized January 2019
61 employees
4612 Schuff Ave
Louisville KY 40213 https://www.cornbreadhemp.com

## Business Description

Refer to the Cornbread Hemp® profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

Cornbread Hemp® is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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